SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

JAVELIN PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

DISCUS ACQUISITION CORPORATION

a wholly-owned subsidiary of

HOSPIRA, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class Securities)

471894105

(CUSIP Number of Class of Securities)

Brian J. Smith

Senior Vice President, General Counsel and Secretary

Hospira, Inc.

Dept. NLEG, Bldg. H1

275 North Field Drive

Lake Forest, Illinois 60045-5045

(224) 212-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Craig A. Roeder

Michael F. DeFranco

Baker & McKenzie LLP

One Prudential Plaza

130 East Randolph Drive

Chicago, Illinois 60601

(312) 861-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$145,593,701	$10,380.83

(1)     Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 64,423,345 shares of common stock of Javelin Pharmaceuticals, Inc. outstanding as of April 9, 2010, multiplied by $2.20 per share, which is the offer price, plus (ii) $3,862,342 expected to be paid in connection with the cancellation of outstanding stock options, restricted stock units, deferred stock units and warrants.

(2)     The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for fiscal year 2010, issued December 2009, by multiplying the transaction value by 0.00007130.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,381.00	Filing Party:	Hospira, Inc. and Discus Acquisition Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	April 21, 2010

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on April 21, 2010 by Discus Acquisition Corporation, a Delaware corporation (the “Purchaser”), and Hospira, Inc., a Delaware corporation and the corporate parent of the Purchaser (the “Parent”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Javelin Pharmaceuticals, Inc., a Delaware corporation, at a purchase price of $2.20 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein will have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 8 and 11.    Interest in Securities of the Subject Company; Additional Information.

Item 8 of the Schedule TO, which incorporates by reference the information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning the Parent and the Purchaser,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements,” and Item 11(b) of the Schedule TO, which incorporates by reference the information set forth in the Offer to Purchase, are hereby amended and supplemented to include the following information:

On July 1, 2010, the Parent and the Company each issued a press release announcing the successful completion of the Offer.

As previously announced, the Offer expired at 12:00 midnight, New York City time, on June 30, 2010 (the end of the day on June 30, 2010) and was not extended.  The Depositary has advised the Parent that as of the expiration of the Offer, 51,346,299 Shares representing approximately 79.16% of the outstanding Shares were validly tendered and not withdrawn and have been accepted by the Parent for payment. The Parent will purchase and pay for all such Shares promptly.

In accordance with the Merger Agreement, the Parent exercised its “top-up” option on July 1, 2010 to increase its ownership percentage of the Shares through the purchase from the Company of newly issued Shares at the same $2.20 per Share paid in the Offer in order to allow the Parent to effect a short-term merger under Delaware law without the need for a Company stockholder vote or meeting.

The Parent intends to promptly complete the Merger on or about July 2, 2010.  As a result of the Merger, any remaining Shares will be converted into the right to receive the offer price of $2.20 per Share in cash paid in the Offer, without interest and less any required withholding taxes (other than Shares for which appraisal right are validly exercised under Delaware law and any Shares owned by the Parent or any of its subsidiaries). Upon completion of the Merger, the Company will become a wholly owned subsidiary of the Parent, its Shares will cease to be traded on the NYSE Amex, and the Company will no longer be required to file certain information and periodic reports with the SEC.

A copy of the press releases issued by the Parent and the Company on July 1, 2010 are attached hereto as Exhibits (a)(5)(K) and (a)(5)(L) respectively, and are incorporated herein by reference.

Item 12.                 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

(a)(5)(K)	Press Release issued by Hospira, Inc. on July 1, 2010
(a)(5)(L)	Press Release issued by Javelin Pharmaceuticals, Inc. on July 1, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2010	HOSPIRA, INC.

	By:	/s/ Brian J. Smith
Name: Brian J. Smith
Title: Senior Vice President

DISCUS ACQUISITION CORPORATION

	By:	/s/ Brian J. Smith
Name: Brian J. Smith
Title: Vice President and Secretary

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)*	Offer to Purchase, dated April 21, 2010

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)*

Joint Press Release issued by Hospira, Inc. and Javelin Pharmaceuticals, Inc. on April 19, 2010 (incorporated by reference to Exhibit 99.1 to Hospira, Inc.’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 19, 2010)

(a)(5)(B)*	Summary Newspaper Advertisement as published in The New York Times on April 21, 2010

(a)(5)(C)*	Press Release issued by Hospira, Inc. on May 19, 2010

(a)(5)(D)*	Press Release issued by Hospira, Inc. on June 3, 2010

(a)(5)(E)*

Complaint filed by Javelin Pharmaceuticals, Inc. in the Court of Chancery of the State of Delaware on June 2, 2010 (incorporated by reference to Exhibit (a)(17) to Javelin Pharmaceuticals, Inc.’s Amendment No. 4 to its Solicitation / Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission on June 3, 2010)

(a)(5)(F)*

Press Release issued by Javelin Pharmaceuticals, Inc. on June 3, 2010 (incorporated by reference to Exhibit (a)(18) to Javelin Pharmaceuticals, Inc.’s Amendment No. 4 to its Solicitation / Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission on June 3, 2010)

(a)(5)(G)*

Press Release issued by Javelin Pharmaceuticals, Inc. on June 7, 2010 (incorporated by reference to Exhibit (a)(21) to Javelin Pharmaceuticals, Inc.’s Amendment No. 5 to its Solicitation / Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission on June 7, 2010)

(a)(5)(H)*

Press Release issued by Javelin Pharmaceuticals, Inc. on June 11, 2010 (incorporated by reference to Exhibit (a)(22) to Javelin Pharmaceuticals, Inc.’s Amendment No. 6 to its Solicitation / Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission on June 11, 2010)

(a)(5)(I)*	Press Release issued by Hospira, Inc. on June 17, 2010

(a)(5)(J)*	Press Release issued by Hospira, Inc. on June 28, 2010

(a)(5)(K)	Press Release issued by Hospira, Inc. on July 1, 2010

(a)(5)(L)

Press Release issued by Javelin Pharmaceuticals, Inc. on July 1, 2010 (incorporated by reference to Exhibit (a)(25) to Javelin Pharmaceuticals, Inc.’s Amendment No. 8 to its Solicitation / Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission on July 1, 2010)

(b)	Not applicable

(d)(1)*

Agreement and Plan of Merger, dated April 17, 2010, by and among Hospira, Inc., Discus Acquisition Corporation and Javelin Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Javelin Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2010, File No. 001-32949)

(d)(2)*

Loan and Security Agreement, dated April 17, 2010, by and among Hospira, Inc., Javelin Pharmaceuticals, Inc. and Innovative Drug Delivery Systems, Inc. (incorporated by reference to Exhibit 10.1 to Javelin Pharmaceuticals, Inc.’s

Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2010, File No. 001-32949)

(d)(3)*	Confidentiality Agreement, dated April 8, 2010, by and between Hospira, Inc. and Javelin Pharmaceuticals, Inc.

(d)(4)*	Notice of Offer Extension delivered by Hospira, Inc. to Javelin Pharmaceuticals, Inc. on May 19, 2010

(d)(5)*	Notice of Offer Extension delivered by Hospira, Inc. to Javelin Pharmaceuticals, Inc. on June 3, 2010

(d)(6)*	Notice of Offer Extension delivered by Hospira, Inc. to Javelin Pharmaceuticals, Inc. on June 16, 2010

(g)	Not applicable

(h)	Not applicable

* Previously filed.